EXHIBIT 99.1


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Press Release                                        Source: Seabridge Gold Inc.

Seabridge Gold Reports Final 2008 Drill Results From Sulphurets Zone

Wednesday January 7, 8:00 am ET

Updated NI 43-101 Resource Estimate for KSM Project Expected in February

TORONTO, CANADA--(MARKET WIRE)--Jan 7, 2009 -- Seabridge Gold Inc. (Toronto:SEA.TO - News)(NYSE ALTERNEXT US: SA)

Results of the final two drill holes from the 2008 program at the KSM project continue to confirm the extension of a higher grade breccia zone in the Sulphurets resource area. These two drill holes were added to the 2008 program after positive results on Seabridge's first drill hole into the target. These results are expected to expand the Sulphurets resource model down-dip and along strike to the north and west. To view the Sulphurets Zone Plan Map, please visit the following link: http://media3.marketwire.com/docs/SEA0107Sulphuretszone.pdf.

Seabridge Gold President and CEO Rudi Fronk said that these results continue to confirm an "expansion of the Sulphurets higher grade breccia zone. Our recently completed Preliminary Assessment for KSM delineated separate open pits for the Sulphurets and Mitchell zones. We are becoming more confident that the Sulphurets and Mitchell zones could be exploited in a single pit, which would provide numerous operational advantages. A new resource estimate for KSM will be completed in February, after which we will construct new mine plans and update the 2008 Preliminary Assessment."

Results from these final two holes at Sulphurets are tabulated below and brief descriptions follow:

------------------------------------------------------------------------
Drill               Target    Depth   From     To  Length  Gold  Copper
Hole                             (m)    (m)    (m)     (m) (gpt)     (%)
------------------------------------------------------------------------
S-08-07        Main Copper    564.0   60.8  128.0    67.2  0.14    0.15
------------------------------------------------------------------------
        Sulphurets Breccia           396.0  540.9   144.9  0.71    0.18
------------------------------------------------------------------------

------------------------------------------------------------------------
S-08-08        Main Copper    588.0    5.0   38.0    33.0  0.26    0.19
------------------------------------------------------------------------
               Main Copper           103.2  163.2    60.0  0.11    0.21
------------------------------------------------------------------------
        Sulphurets Breccia           276.0  340.2    64.2  1.00    0.49
------------------------------------------------------------------------
        Sulphurets Breccia           375.4  490.5   115.1  0.45    0.20
------------------------------------------------------------------------
                                     504.0  568.0    64.0  0.71    0.05
------------------------------------------------------------------------

As both S-08-07 and S-08-08 were designed to intersect the Sulphurets zone perpendicular to strike and dip, the above listed intersections are believed to be true widths.

S-08-07: This drill hole was collared at azimuth 140 degrees with an inclination of -60 degrees. The hole was located above the Sulphurets thrust fault, to test the main copper zone and continue through the Sulphurets thrust fault into the Sulphurets breccia zone. The Sulphurets thrust fault was intersected at 210 meters.

S-08-08: This drill hole was collared between holes S-08-06 and S-08-07 at a 140 degrees azimuth and -65 degrees dip. The hole was collared above the Sulphurets thrust fault and designed to infill the breccia zone encountered in the surrounding two holes. The Sulphurets thrust fault as intersected at 175 meters.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated January 10, 2008 and February 20, 2008 for details).

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KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cut-off Grade

------------------------------------------------------------
------------------------------------------------------------
                    Indicated Mineral Resources
           -------------------------------------------------
                                           Gold     Copper
Zone            Tonnes   Gold  Copper    Ounces     Pounds
                  (000)  (g/t)     (%)     (000) (millions)
------------------------------------------------------------
Mitchell       734,163   0.69    0.18    16,287      2,913
------------------------------------------------------------
Kerr           206,272   0.25    0.45     1,651      2,037
------------------------------------------------------------
Sulphurets      74,655   0.75    0.24     1,798        388
------------------------------------------------------------
------------------------------------------------------------
Total        1,015,090   0.61    0.24    19,736      5,338
------------------------------------------------------------


------------------------------------------------------------
------------------------------------------------------------
                     Inferred Mineral Resources
           -------------------------------------------------
                                           Gold     Copper
Zone            Tonnes   Gold  Copper    Ounces     Pounds
                  (000)  (g/t)     (%)     (000) (millions)
------------------------------------------------------------
Mitchell       667,421   0.62    0.15    13,304      2,206
------------------------------------------------------------
Kerr            51,387   0.21    0.45       352        506
------------------------------------------------------------
Sulphurets      33,636   0.62    0.20       675        147
------------------------------------------------------------
------------------------------------------------------------
Total          752,444   0.59    0.18    14,331      2,859
------------------------------------------------------------

Based on results of this year's and previous drilling, Seabridge believes that the Sulphurets zone is a continuously mineralized, moderately dipping, roughly tabular gold-copper deposit measuring approximately 1,300 meters along strike and up to 170 meters thick which remains open down-dip and along strike.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2008 program including blank and reference standards in every batch of assays. Cross-check analyses were conducted at a second external laboratory on 10% of the samples. Samples were assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation's principal assets are the KSM property in British Columbia, one of the world's largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of the Corporation's mineral resources by project and resource category please visit the Corporation's website at http://www.seabridgegold.net/resource.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.




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Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.


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Contact:
     Contacts:
     Seabridge Gold Inc.
     Rudi P. Fronk
     President and C.E.O.
     (416) 367-9292
     (416) 367-2711 (FAX)
     Email: mailto:info@seabridgegold.netinfo@seabridgegold.net
     Website: http://www.seabridgegold.net/http://www.seabridgegold.net